SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

International Coal Group, Inc.

(Name of Company)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

45928H106

(CUSIP Number)

WL Ross Group, L.P. 1166 Avenue of the Americas New York, New York 10036 Attention: Michael J. Gibbons Telephone Number: (212) 826-1100 Facsimile Number: (212) 317-4891

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert A. Profusek Jones Day 222 East 41st Street New York, New York 10017 Telephone: (212) 326-3939

June 14, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

Page 3 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

Page 4 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

Page 5 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

Page 6 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Associates II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

Page 7 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WLR Recovery Associates III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

Page 8 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON WL Ross Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

Page 9 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON El Vedado, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

Page 10 of 14 Pages

CUSIP No. 45928H106		SCHEDULE 13D/A
1	NAME OF REPORTING PERSON Wilbur L. Ross, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

Page 11 of 14 Pages

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D initially filed on November 23, 2005 and amended June 15, 2006, May 4, 2009, March 11, 2010, December 17, 2010 and May 3, 2011 (as so amended the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of International Coal Group, Inc., a Delaware corporation (the “Company”), acquired by Wilbur L Ross, Jr. (“Mr. Ross”) and the entities affiliated with him listed in Item 2 of this Statement in connection with the Company’s reorganization in 2005 and previously announced transactions completed in 2006.

This Schedule 13D/A amends and supplements the Statement as follows:

Item 4.	Purpose of Transaction.

The following information hereby is added to the existing disclosure:

“Tender of Shares

Pursuant to the terms of the certain Agreement and Plan of Merger (the “Merger Agreement”), dated May 2, 2011, by and among the Company, Arch Coal, Inc., a Delaware corporation (“Arch”), and Atlas Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Arch (“Merger Sub”), as amended on May 26, 2011, Arch commenced the tender offer to acquire all of the issued and outstanding shares of Common Stock at a price of $14.60 per share, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2011 and as amended from time to time, and in the related Letter of Transmittal (the “Offer”) on May 16, 2011.

Pursuant to the Tender and Voting Agreement, dated May 2, 2011, by and among WLR Recovery Fund, L.P., WLR Recovery Fund II, L.P. and WLR Recovery Fund III, L.P. (the “Company Stockholders”), Arch and Merger Sub (the “Tender and Voting Agreement”), the Company Stockholders tendered all of their shares of Common Stock in the Offer in accordance with the terms of the Offer as follows:

•

2,859,927 shares of Common Stock tendered by WLR Recovery Fund L.P., which were held directly by WLR Recovery Fund L.P. (“WLR Fund I”). Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates LLC. WLR Recovery Associates LLC is the general partner of WLR Fund I. Accordingly, WLR Recovery Associates LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to have had share voting and dispositive power over the shares held directly by WLR Fund I.

•

7,634,294 shares of Common Stock tendered by WLR Recovery Fund II, L.P., which were held directly by WLR Recovery Fund II, L.P. (“WLR Fund II”). Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates II LLC. WLR Recovery Associates II LLC is the general partner of WLR Fund II. Accordingly, WLR Recovery Associates II LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to have had share voting and dispositive power over the shares held directly by WLR Fund II.

•

1,774,502 shares of Common Stock tendered by WLR Recovery Fund III, L.P., which were held directly by WLR Recovery Fund III, L.P. (“WLR Fund III”). Mr. Ross is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates III LLC. WLR Recovery Associates III LLC is the general partner of WLR Fund III. Accordingly, WLR Recovery Associates III LLC, WL Ross Group, L.P., El Vedado, LLC and Mr. Ross may be deemed to have had share voting and dispositive power over the shares held directly by WLR Fund III.

Additionally, Mr. Ross tendered an additional 100 shares of Common Stock, which Mr. Ross directly acquired in the open market at $12.95 per share on November 21, 2005 in the first transaction in shares on The New York Stock Exchange.”

Page 12 of 14 Pages

Item 5.	Interest in Securities of the Company.

The following information hereby is added to the existing disclosure:

“The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power (in each case, subject to the applicable voting and dispositive power restrictions pursuant to the Tender and Voting Agreement) is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. As of June 14, 2011, the Reporting Persons are not beneficial owners of any shares of Common Stock.”

Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2011

WLR RECOVERY FUND L.P.
By:	WLR Recovery Associates LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND II, L.P.
By:	WLR Recovery Associates II LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND III, L.P.
By:	WLR Recovery Associates III LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES II LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

Page 14 of 14 Pages

WLR RECOVERY ASSOCIATES III LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WL ROSS GROUP, L.P.
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

*	The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Powers of Attorney executed by the above-named officers and managing members of the reporting companies and filed with the Securities and Exchange Commission on behalf of such officers and managing members.

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.